Exhibit 99.1

Teva Reports Second Quarter 2017 Financial Results

  Revenues of $5.7 billion
  GAAP EPS loss of $5.94
  Non-GAAP EPS of $1.02
  2017 business outlook revised to non-GAAP EPS of $4.30 - $4.50
  Teva announces second quarter 2017 dividend of 8.5 cents,
  down 75% from 34 cents in the first quarter of 2017

JERUSALEM--(BUSINESS WIRE)--August 3, 2017--Teva Pharmaceutical Industries Ltd. (NYSE: TEVA, TASE: TEVA) today reported results for the quarter ended June 30, 2017.

“Second quarter results were lower than we anticipated due to the performance of our U.S. Generics business and the continued deterioration in Venezuela. These factors also led to a lowering of our outlook for the remainder of the year. All of us at Teva understand the frustration and disappointment of our shareholders in light of these results,” stated Dr. Yitzhak Peterburg, Interim President and CEO. “In our U.S. Generics business, we experienced accelerated price erosion and decreased volume mainly due to customer consolidation, greater competition as a result of an increase in generic drug approvals by the U.S. FDA, and some new product launches that were either delayed or subjected to more competition.”

Dr. Peterburg continued, “Given the current environment, we have had to take swift and decisive actions. We are focused on executing meaningful cost reductions, rationalizing our assets and maximizing their value, actively pursuing divestiture opportunities and strengthening our balance sheet. We will continue to take action to aggressively confront our challenges.”

Dr. Peterburg concluded, “The other parts of our business are performing well and in line with our expectations. In our Specialty business, we have achieved several very significant milestones, including the positive phase III results for our anti-CGRP asset fremanuzemab in both chronic and episodic migraine, and the approval and subsequent launch of Austedo™ in Huntington Disease and its pending approval in Tardive Dyskinesia. The FDA has also accepted the Biologics License Applications that Teva has submitted for review with its partner, Celltrion, Inc., for biosimilar versions of both Rituxan® and Herceptin®. In our Generics business, our deep R&D capabilities and strong pipeline of new products in the U.S. where we have more than 300 ANDAs under review at the FDA, of which more than 100 are first-to-file, and our broad geographical footprint, will help us weather the current conditions in the U.S. market.”

Second Quarter 2017 Results

Revenues in the second quarter of 2017 were $5.7 billion, up 13% compared to the second quarter of 2016, primarily due to the inclusion of the Actavis Generics business, following the closing of the acquisition on August 2, 2016. Excluding the impact of foreign exchange fluctuations, revenues increased 17%.

Exchange rate differences between the second quarter of 2017 and the second quarter of 2016 reduced revenues by $218 million, GAAP operating income by $62 million and non-GAAP operating income by $56 million.

Adjustments of the exchange rates used for the Venezuelan bolivar resulted in a decrease of $183 million in revenues, a decrease of $47 million in GAAP operating income and a decrease of $38 million in non-GAAP operating income, compared to results in the second quarter of 2016. In light of the political and economic conditions in Venezuela, the changes in revenues and operating profit in Venezuela have been excluded from any discussion of currency effects.

GAAP gross profit was $2.8 billion in the second quarter of 2017, down 2% compared to the second quarter of 2016. GAAP gross profit margin was 49.6% in the second quarter of 2017, compared to 57.1% in the second quarter of 2016. Non-GAAP gross profit was $3.2 billion in the second quarter of 2017, up 2% from the second quarter of 2016. Non-GAAP gross profit margin was 56.8% in the second quarter of 2017, compared to 62.5% in the second quarter of 2016. The decrease in gross profit margin, on both a GAAP and a non-GAAP basis, was the result of the addition of the low-margin Anda distribution business, as well as lower margins in our generic medicines business, as well as higher amortization expenses which impacted our GAAP results only.

Research and Development (R&D) expenses for the second quarter of 2017 amounted to $486 million, up 30% compared to the second quarter of 2016, mainly due to the inclusion of R&D expenses for the Actavis Generics business. R&D expenses excluding equity compensation expenses and purchase of in-process R&D in the second quarter of 2017 were $450 million, or 7.9% of quarterly revenues, compared to $370 million, or 7.3%, in the second quarter of 2016. R&D expenses related to our generic medicines segment were $200 million, an increase of 49% compared to $134 million in the second quarter of 2016, mainly due to the inclusion of R&D expenses for the Actavis Generics business. R&D expenses related to our specialty medicines segment were $250 million, an increase of 6% compared to $235 million in the second quarter of 2016, mainly due to increased expenses for the development of late-stage migraine (fremanezumab) and pain (fasinumab) products.

Selling and Marketing (S&M) expenses in the second quarter of 2017 amounted to $960 million, an increase of 1% compared to the second quarter of 2016. S&M expenses excluding amortization of purchased intangible assets and equity compensation expenses were $906 million, or 15.9% of revenues, in the second quarter of 2017, compared to $898 million, or 17.8% of revenues, in the second quarter of 2016. S&M expenses related to our generic medicines segment were $425 million, an increase of 4% compared to $410 million in the second quarter of 2016, mainly due to the inclusion of the S&M expenses of the Actavis Generics business, partially offset by cost reduction and efficiency measures, as well as a decrease of expenses in Venezuela due to exchange rate adjustments. S&M expenses related to our specialty medicines segment were $439 million, down 8% compared to $478 million in the second quarter of 2016, mainly due to cost reduction and efficiency measures in our commercial operations, aligning with the life cycle of our product portfolio.

General and Administrative (G&A) expenses in the second quarter of 2017 amounted to $272 million, compared to $311 million in the second quarter of 2016. The lower G&A expenses in the second quarter of 2017 were mainly due to income from an upfront payment from Otsuka related to the out-license of fremanezumab in Japan, income related to divestiture of products and income from legal settlements, partially offset by the increased expenses related to the Actavis Generics acquisition. G&A expenses excluding equity compensation expenses and income from certain divestments were $274 million in the second quarter of 2017, or 4.8% of quarterly revenues, compared to $299 million, or 5.9% in the second quarter of 2016.

During the second quarter of 2017, Teva identified certain developments in the U.S. market that caused it to revisit management’s assumptions regarding the market dynamics of the U.S. generics unit. Based on the revised discounted cash flows analysis, the Company recorded a goodwill impairment charge of $6.1 billion related to the U.S. generics reporting unit in the second quarter of 2017.

GAAP operating loss in the second quarter of 2017 was $5.7 billion, compared to operating income of $0.4 billion in the second quarter of 2016. Non-GAAP operating income in the second quarter of 2017 was $1.6 billion, up 1% compared to the second quarter of 2016. Non-GAAP operating margin was 28.1% in the second quarter of 2017 compared to 31.4% in the second quarter of 2016.

EBITDA (non-GAAP operating income - which excludes amortization and certain other items - as well as excluding depreciation expenses) was $1.75 billion in the second quarter of 2017, up 3% compared to $1.7 billion in the second quarter of 2016.

GAAP financial expenses for the second quarter of 2017 were $238 million, compared to $105 million in the second quarter of 2016. Non-GAAP financial expenses were $235 million in the second quarter of 2017, compared to $6 million in the second quarter of 2016. The increase in our financial expenses is due mainly to interest expenses related to the debt raised to finance the acquisition of Actavis Generics, which increased by $151 million in the second quarter of 2017, compared to the second quarter of 2016.

GAAP income taxes for the second quarter of 2017 amounted to a benefit of $22 million. In the second quarter of 2016, income taxes amounted to $29 million, or 11% on pre-tax income of $256 million. Non-GAAP income taxes for the second quarter of 2017 amounted to $230 million on pre-tax non-GAAP income of $1.4 billion, for a quarterly tax rate of 17%. Non-GAAP income taxes in the second quarter of 2016 amounted to $333 million on pre-tax non-GAAP income of $1.6 billion, for a quarterly tax rate of 21%.

GAAP net loss attributable to ordinary shareholders and GAAP diluted EPS loss were $6.0 billion and $5.94, respectively, in the second quarter of 2017, compared to net income attributable to ordinary shareholders of $188 million and diluted EPS of $0.20, in the second quarter of 2016. Non-GAAP net income attributable to ordinary shareholders for calculating diluted EPS and non-GAAP diluted EPS were $1.0 billion and $1.02, respectively, in the second quarter of 2017, compared to $1.2 billion and $1.25 in the second quarter of 2016.

For the second quarter of 2017, the weighted average outstanding shares for the fully diluted earnings per share calculation on both a GAAP and a non-GAAP basis was 1,017 million. For the second quarter of 2016, this was 920 million shares on a GAAP basis, and 979 million shares on a non-GAAP basis. For the three months ended June 30, 2017, no account was taken of the potential dilution resulting from the conversion of the mandatory convertible preferred shares amounting to 59.4 million weighted average shares, since they had an anti-dilutive effect on earnings per share.

As of June 30, 2017, the fully diluted share count for calculating Teva's market capitalization was approximately 1,082 million shares.

Non-GAAP information: Net non-GAAP adjustments in the second quarter of 2017 were $7.1 billion. Non-GAAP net income and non-GAAP EPS for the quarter were adjusted to exclude the following items:

  A goodwill impairment charge of $6.1 billion related to the U.S. generics reporting unit;
  Amortization of purchased intangible assets totaling $411 million, of which $367 million is included in cost of goods sold and the remaining $44 million in selling and marketing expenses;
  Legal settlements and loss contingencies of $324 million;
  Contingent consideration of $140 million mainly related to Bendeka® royalties;
  Impairment of long-lived assets of $145 million;
  Restructuring expenses of $98 million, mainly related to the integration of Actavis Generics and other efficiency measures;
  Equity compensation expenses of $35 million;
  Acquisition, integration and related expenses of $33 million;
  Purchase of in-process R&D of $26 million;
  Costs related to regulatory actions taken in facilities of $15 million;
  Other non-GAAP items of $15 million;
  Minority interest adjustment of negative $20 million; and
  Corresponding tax benefit of $252 million.

Teva believes that excluding such items facilitates investors' understanding of its business. See the attached tables for a reconciliation of the GAAP results to the adjusted non-GAAP figures. Investors should consider non-GAAP financial measures in addition to, and not as replacement for, or superior to, measures of financial performance prepared in accordance with GAAP.

Cash flow from operations generated during the second quarter of 2017 was $741 million, compared to $963 million in the second quarter of 2016. The decrease was mainly due to a payment of $113 million, made during the quarter, related to the ciprofloxacin settlement, as well as the effect of an $88 million positive impact of inventory balances in the second quarter of 2016, which did not recur in the second quarter of 2017.

Free cash flow, excluding net capital expenditures, was $567 million, compared to $796 million in the second quarter of 2016.

Total balance sheet assets amounted to $86.4 billion as of June 30, 2017, compared to $91.3 billion as of March 31, 2017. The decrease was mainly due to the goodwill impairment charge booked during the quarter.

As of June 30, 2017, our debt was $35.1 billion, compared to $34.6 billion at March 31, 2017. The increase was mainly due to foreign exchange fluctuations of $0.6 billion, partially offset by a repayment in the amount of $0.3 billion of our revolving credit facility and other short term loans. The portion of total debt classified as short-term at June 30, 2017 was 4%.

Total shareholders’ equity was $29.6 billion as of June 30, 2017, compared to $35.7 billion as of March 31, 2017. The decrease was mainly due to $6.0 billion of net loss during the quarter.

Segment Results for the Second Quarter 2017

Beginning in the fourth quarter of 2016, our OTC business, conducted primarily through PGT, is included in our generic medicines segment. This segment also includes chemical and therapeutic equivalents of originator medicines in a variety of dosage forms and our API manufacturing business.

All data presented has been conformed to the new segment structure.

Generic Medicines Segment

	Three Months Ended June 30,
	2017		2016
	U.S. $ in millions / % of Segment Revenues

Revenues	$3,078	100.0%	$2,557	100.0%
Gross profit	1,316	42.8%	1,148	44.9%
R&D expenses	200	6.5%	134	5.3%
S&M expenses	425	13.9%	410	16.0%
Segment profit*	$691	22.4%	$604	23.6%

* Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items.

Generic Medicines Revenues

Generic medicines revenues in the second quarter of 2017 were $3.1 billion, an increase of 20% compared to the second quarter of 2016, reflecting the inclusion of the Actavis Generics business.

Generic revenues consisted of:

  U.S. revenues of $1.3 billion, an increase of 45% compared to the second quarter of 2016, mainly due to the inclusion of Actavis Generics.
  European revenues of $957 million, an increase of 24%, or 28% in local currency terms, compared to the second quarter of 2016, mainly due to the inclusion of Actavis Generics.
  ROW revenues of $831 million, a decrease of 7% compared to the second quarter of 2016. In local currency terms, revenues increased 13%, mainly due to the inclusion of Actavis Generics.
  OTC revenues (which are included in the market revenues above) were $283 million, up 6% compared to $266 million in the second quarter of 2016, mainly due to the inclusion of Actavis Generics, partially offset by lower revenues in Venezuela. In local currency terms, revenues increased 40%. PGT’s in-market sales were $301 million in the second quarter of 2017, down 20% compared to results in the second quarter of 2016.
  API sales to third parties (which are included in the market revenues above) were $204 million, down 1% compared to the second quarter of 2016.

Generic medicines revenues comprised 54% of our total revenues in the quarter, compared to 51% in the second quarter of 2016.

Generic Medicines Gross Profit

Gross profit of our generic medicines segment in the second quarter of 2017 was $1.3 billion, an increase of 15% compared to the second quarter of 2016. The higher gross profit was mainly a result of the inclusion of Actavis Generics.

Gross profit margin for our generic medicines segment in the second quarter of 2017 decreased to 42.8% from 44.9% in the second quarter of 2016. The decrease in gross profit margin was due to lower profitability in our U.S. and ROW markets, partially offset by improved profitability of our European markets.

Generic Medicines Profit

Our generic medicines segment generated profit of $691 million in the second quarter of 2017, an increase of 14% compared to the second quarter of 2016. Generic medicines profitability as a percentage of generic medicines revenues was 22.4% in the second quarter of 2017, down from 23.6% in the second quarter of 2016.

Specialty Medicines Segment

	Three Months Ended June 30,
	2017		2016
	U.S. $ in millions / % of Segment Revenues

Revenues	$2,065	100.0%	$2,271	100.0%
Gross profit	1,851	89.6%	1,978	87.1%
R&D expenses	250	12.1%	235	10.4%
S&M expenses	439	21.2%	478	21.0%
Segment profit*	$1,162	56.3%	$1,265	55.7%

* Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items.

Specialty Medicines Revenues

Specialty medicines revenues in the second quarter of 2017 were $2.1 billion, down 9% compared to the second quarter of 2016. U.S. specialty medicines revenues were $1.5 billion, down 13% compared to the second quarter of 2016. European specialty medicines revenues were $419 million, an increase of 1%, or 5% in local currency terms, compared to the second quarter of 2016. ROW specialty revenues were $110 million, up 29%, or 33% in local currency terms, compared to the second quarter of 2016.

Specialty medicines revenues comprised 36% of our total revenues in the quarter, compared to 45% in the second quarter of 2016.

The decrease in specialty medicines revenues compared to the second quarter of 2016 was primarily due to lower sales of our CNS and oncology products, partially offset by a payment of $75 million which we received in connection with our agreement to sell our royalties and other rights in Ninlaro® (ixazomib) to a subsidiary of Takeda.

The following table presents revenues by therapeutic area and key products for our specialty medicines segment for the three months ended June 30, 2017 and 2016:

	Three Months Ended June 30,		Change
	2017	2016	2017 - 2016
	U.S. $ in millions
CNS	$1,158	$1,415	(18%)
Copaxone®	1,023	1,141	(10%)
Azilect®	34	108	(69%)
Nuvigil®	14	51	(73%)
Respiratory	322	313	3%
ProAir®	123	135	(9%)
QVAR®	107	116	(8%)
Oncology	280	334	(16%)
Treanda® and Bendeka®	163	207	(21%)
Women's Health	115	117	(2%)
Other Specialty*	190	92	107%
Total Specialty Medicines	$2,065	$2,271	(9%)

* Includes a $75 million payment related to the Ninlaro® transaction in the second quarter of 2017.

Global revenues of Copaxone® (20 mg/mL and 40 mg/mL), the leading multiple sclerosis therapy in the U.S. and globally, were $1.0 billion, a decrease of 10% compared to the second quarter of 2016.

Copaxone® revenues in the United States, were $843 million, a decrease of 12% compared to the second quarter of 2016, mainly due to lower volumes of Copaxone® 20 mg/mL as well as negative net pricing effects despite a price increase of 7.9% for both Copaxone® products in January 2017. At the end of the second quarter of 2017, according to June 2017 IMS data, our U.S. market shares for the Copaxone® products in terms of new and total prescriptions were 26.5% and 28.8%, respectively. Copaxone® 40 mg/mL accounted for over 85% of total Copaxone® prescriptions in the U.S.

Copaxone® revenues outside the United States were $180 million, down 3%, compared to the second quarter of 2016. Over 75% of European Copaxone® prescriptions are now filled with the 40 mg/mL version.

Our global Azilect® revenues were $34 million, a decrease of 69% compared to the second quarter of 2016 following the introduction of generic competition to Azilect® in the United States in 2017.

Revenues of our respiratory products were $322 million, up 3% compared to the second quarter of 2016, mainly due to the launches of Braltus® and Cinqair®/Cinqaero®. ProAir® revenues in the second quarter of 2017 were $123 million, down 9% compared to the second quarter of 2016, mainly due to higher positive net pricing effects in the second quarter of 2016, partially offset by higher volumes. QVAR® global revenues were $107 million in the second quarter of 2017, down 8% compared to the second quarter of 2016, primarily due to negative net pricing effects, partially offset by higher volumes.

Revenues of our oncology products were $280 million in the second quarter of 2017, down 16% compared to the second quarter of 2016. Combined revenues of Treanda® and Bendeka® were $163 million, down 21% compared to the second quarter of 2016, mainly due to higher volumes sold in the second quarter of 2016 as part of the launch promotion activities for Bendeka®.

Specialty Medicines Gross Profit

Gross profit of our specialty medicines segment was $1.9 billion, a decrease of $127 million compared to the second quarter of 2016, mainly due to the decrease in revenues of our specialty medicines. Gross profit margin for our specialty medicines segment in the second quarter of 2017 was 89.6%, compared to 87.1% in the second quarter of 2016. The improvement in profitability is mainly due to the finalization of an ongoing vendor dispute which reduced cost of goods sold in the quarter.

Specialty Medicines Profit

Our specialty medicines segment profit was $1.2 billion in the second quarter of 2017, down 8% compared to the second quarter of 2016.

Specialty medicines profit as a percentage of segment revenues was 56.3% in the second quarter of 2017, compared to 55.7% in the second quarter of 2016.

The following tables present details of our multiple sclerosis franchise and of our other specialty medicines for the three months ended June 30, 2017 and 2016:

	Multiple Sclerosis
	Three months ended June 30,
	2017		2016
	U.S.$ in millions / % of MS Revenues

Revenues	$1,023	100.0%	$1,141	100.0%
Gross profit	937	91.6%	1,029	90.2%
R&D expenses	20	2.0%	20	1.8%
S&M expenses	92	9.0%	81	7.1%
MS profit	$825	80.6%	$928	81.3%

	Other Specialty
	Three months ended June 30,
	2017		2016
	U.S.$ in millions / % of Other Specialty Revenues

Revenues	$1,042	100.0%	$1,130	100.0%
Gross profit	914	87.7%	949	84.0%
R&D expenses	230	22.1%	215	19.0%
S&M expenses	347	33.3%	397	35.2%
Other Specialty profit	$337	32.3%	$337	29.8%

Other Activities

Other revenues (primarily sales of third-party products for which we act as distributor, mostly in the United States via Anda, contract manufacturing services related to products divested in connection with the Actavis Generics acquisition and other miscellaneous items) were $543 million in the second quarter of 2017, compared to $210 million, in the second quarter of 2016. The increase was mainly related to the inclusion of Anda's revenues beginning in the fourth quarter of 2016.

Revenues from these other activities comprised 10% of our total revenues in the quarter, compared to 4% in the second quarter of 2016.

Outlook for 2017 Non-GAAP Results

We have lowered our outlook for 2017 Non-GAAP results to revenues of $22.8 – $23.2 billion, from a previously expected range of $23.8 – $24.5 billion. Non-GAAP EPS for 2017 is now expected to be $4.30 – $4.50, based on a weighted average number of shares of 1,076 million, down from a previously expected range of $4.90 – $5.30.

This adjusted outlook takes into consideration the impact of increased price erosion in our U.S. Generics business, which is expected to be in a high single digits rate through the remainder of the year, and delays in generic launches in the U.S. Lastly, this outlook reflects the continued deterioration of political and economic conditions in Venezuela.

The revised guidance ranges assume no generic competition to Copaxone® 40mg in the United Stated in 2017.

billions, except EPS	2017 Business Outlook January 2017	Updated 2017 Business Outlook August 2017
Net revenues	23.8 - 24.5	22.8 - 23.2
Gross profit (%)	57% - 58%	56% - 57%
R&D	1.75 - 1.85	1.6 - 1.7
S&M	3.4 - 3.55	3.45 - 3.55
G&A	1.0 - 1.1	1.1 - 1.2
Operating income ($B)	7.4 - 7.8	6.6 - 6.8
EBITDA	8.0 - 8.4	7.2 - 7.4
Finance expenses	0.8 - 0.85	0.8 - 0.9
Tax (%)	17% - 18%	16.5 - 17.5%
Number of shares (M)	1,076	1,076*
EPS	4.90 - 5.30	4.30 - 4.50

Cash flow from operations	5.7 - 6.1	4.4 - 4.6

* If annual EPS is below $4.37, the mandatory convertible preferred shares will be anti-dilutive and the number of shares will be 1,017 with no impact on guided EPS of $4.30-$4.50.

These estimates reflect management's current expectations for Teva's performance in 2017. Actual results may vary, whether as a result of exchange rate differences, market conditions or other factors. In addition, the non-GAAP measures exclude the amortization of purchased intangible assets, costs related to certain regulatory actions, inventory step-up, legal settlements and reserves, impairments and related tax effects.

Dividends

On July 31, 2017, the Board of Directors declared a cash dividend of $0.085 per ordinary share for the second quarter of 2017. For holders of our ordinary shares that are traded on the Tel Aviv Stock Exchange, the dividend will be converted into new Israeli shekels based on the official exchange rate as of August 3, 2017. The record date will be August 29, 2017, and the payment date will be September 14, 2017. Tax will be withheld at a rate of 15%.

On July 31, 2017, the Board of Directors also declared a cash dividend of $17.50 per Mandatory Convertible Preferred Share for the second quarter of 2017. The record date will be September 1, 2017 and the payment date will be September 15, 2017. Tax will be withheld at a rate of 15%.

Conference Call

Teva will host a conference call and live webcast along with a slide presentation on Thursday, August 3, 2017 at 7:30 a.m. ET to discuss its second quarter 2017 results and overall business environment. A question & answer session will follow.

In order to participate, please dial the following numbers (at least 10 minutes before the scheduled start time): United States 1-866-869-2321; Canada 1-866-766-8269 or International +44(0) 203 0095710; passcode: 52029560. For a list of other international toll-free numbers, click here.

A live webcast of the call will also be available on Teva's website at: www.ir.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company's website. The replay can be accessed until September 3, 2017, 9:00 a.m. ET by calling United States 1-866-247-4222; Canada 1-866-878-9237 or International +44(0) 1452550000; passcode: 52029560.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva's net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

  our generics medicines business, including: that we are substantially more dependent on this business, with its significant attendant risks, following our acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”); our ability to realize the anticipated benefits of the acquisition (and any delay in realizing those benefits) or difficulties in integrating Actavis Generics; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and as a result of increased governmental pricing pressures; and our ability to take advantage of high-value biosimilar opportunities;
  our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;
  our substantially increased indebtedness and significantly decreased cash on hand, which may limit our ability to incur additional indebtedness, engage in additional transactions or make new investments, and may result in a downgrade of our credit ratings;
  our business and operations in general, including: uncertainties relating to our recent senior management changes; our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain, including due to labor unrest; disruptions of our or third party information technology systems or breaches of our data security; the failure to recruit or retain key personnel, including those who joined us as part of the Actavis Generics acquisition; the restructuring of our manufacturing network, including potential related labor unrest, including a potential workers’ strike; the impact of continuing consolidation of our distributors and customers; variations in patent laws that may adversely affect our ability to manufacture our products; our ability to consummate dispositions on terms acceptable to us; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;
  compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;
  other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; the significant increase in our intangible assets, which may result in additional substantial impairment charges; potentially significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

Consolidated Statements of Income
(Unaudited, U.S. dollars in millions, except share and per share data)

		Three months ended		Six months ended
		June 30,		June 30,
		2017	2016	2017	2016
Net revenues		5,686	5,038	11,316	9,848
Cost of sales		2,865	2,161	5,676	4,180
Gross profit		2,821	2,877	5,640	5,668
Research and development expenses		486	375	943	764
Selling and marketing expenses		960	952	1,931	1,791
General and administrative expenses		272	311	508	615
Impairments, restructuring and others		419	712	659	831
Selling and marketing expenses		324	166	344	141
Goodwill impairment charge		6,100	-	6,100	-
Operating Income (Loss)		(5,740)	361	(4,845)	1,526
Financial expenses – net		238	105	445	403
Income (loss) before income taxes		(5,978)	256	(5,290)	1,123
Provision for income taxes		(22)	29	32	257
Share in losses of associated companies- net		14	(15)	7	(9)
Net income (loss)		(5,970)	242	(5,329)	875
Net income attributable to non-controlling interests		-	(12)	(4)	(15)
Net income (loss) attributable to Teva		(5,970)	254	(5,325)	890
Dividends on preferred shares		65	66	130	132
Net income (loss) attributable to Teva's ordinary shareholders		(6,035)	188	(5,455)	758

Earnings (loss) per share attributable to ordinary shareholders:	Basic ($)	(5.94)	0.21	(5.37)	0.83
	Diluted ($)	(5.94)	0.20	(5.37)	0.82
Weighted average number of shares (in millions):	Basic	1,017	914	1,016	914
	Diluted	1,017	920	1,016	922

Non-GAAP net income attributable to ordinary shareholders:*		1,035	1,162	2,114	2,268
Non-GAAP net income attributable to ordinary shareholders for diluted earnings per share:**		1,035	1,228	2,114	2,400

Non-GAAP earnings per share attributable to ordinary shareholders:*	Basic ($)	1.02	1.27	2.08	2.48
	Diluted ($)**	1.02	1.25	2.08	2.45

Non-GAAP average number of shares (in millions):	Basic	1,017	914	1,016	914
	Diluted	1,017	979	1,017	981

* See reconciliation attached.
**Dividends on the mandatory convertible preferred shares of $132 and $66 million for the six months and the three months ended June 30, 2016, respectively, are added back to non-GAAP net income attributable to ordinary shareholders, since such preferred shares had a dilutive effect on non-GAAP earnings per share.

Condensed Consolidated Balance Sheets
(U.S. dollars in millions)
(Unaudited)

	June 30,	December 31,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	599	988
Trade receivables	7,320	7,523
Inventories	5,132	4,954
Prepaid expenses	871	1,362
Other current assets	652	1,293
Assets held for sale	21	841
Total current assets	14,595	16,961
Deferred income taxes	773	725
Other non-current assets	1,245	1,235
Property, plant and equipment, net	8,043	8,073
Identifiable intangible assets, net	21,664	21,487
Goodwill	40,035	44,409
Total assets	86,355	92,890

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	1,246	3,276
Sales reserves and allowances	7,565	7,839
Trade payables	2,278	2,157
Employee-related obligations	712	859
Accrued expenses	2,758	3,405
Other current liabilities	898	867
Liabilities held for sale	-	116
Total current liabilities	15,457	18,519

Long-term liabilities:
Deferred income taxes	5,446	5,215
Other taxes and long-term liabilities	2,038	1,639
Senior notes and loans	33,806	32,524
Total long-term liabilities	41,290	39,378
Equity:
Teva shareholders’ equity	27,994	33,337
Non-controlling interests	1,614	1,656
Total equity	29,608	34,993
Total liabilities and equity	86,355	92,890

Condensed Consolidated Cash Flow
(Unaudited, U.S. Dollars in millions)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Operating activities:
Net income	(5,970)	242	(5,329)	875
Net change in operating assets and liabilities	(248)	(144)	(711)	45
Items not involving cash flow	6,959	865	7,251	1,419

Net cash provided by operating activities	741	963	1,211	2,339

Net cash provided by (used in) investing activities	(392)	(225)	790	(2,642)

Net cash provided by (used in) financing activities	(651)	279	(2,419)	546

Translation adjustment on cash and cash equivalents	1	3	29	(205)

Net change in cash and cash equivalents	(301)	1,020	(389)	38

Balance of cash and cash equivalents at beginning of period	900	5,964	988	6,946

Balance of cash and cash equivalents at end of period	599	6,984	599	6,984

Non GAAP reconciliation items
(Unaudited, U.S. Dollars in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	U.S. $ in millions		U.S. $ in millions

Amortization of purchased intangible assets	411	193	731	382
Restructuring expenses	98	20	228	39
Inventory step-up	3	85	67	91
Equity compensation expenses	35	28	71	52
Costs related to regulatory actions taken in facilities	15	39	49	77
Acquisition, integration and related expenses	33	62	56	99
In Process Research and Development	26	-	26	10
Contingent consideration	140	-	161	51
Legal settlements and loss contingencies	324	166	344	141
Goodwill impairment charge	6,100	-	6,100	-
Impairment of long-lived assets	145	572	156	585
Other non-GAAP items	9	57	76	59
Financial expense (income)	3	99	(25)	345
Minority interest	(20)	(43)	(33)	(43)
Corresponding tax benefit	(252)	(304)	(438)	(378)

		Three Months Ended June 30, 2017					Three Months Ended June 30, 2016

		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non-GAAP	% of Net Revenues

	Gross profit (1)	2,821	406		3,227	57%	2,877	273		3,150	63%
	Operating income (loss) (1)(2)	(5,740)	7,337		1,597	28%	361	1,222		1,583	31%
	Net income (loss) attributable to ordinary shareholders (1)(2)(3)(4)	(6,035)	7,070		1,035	18%	188	974	66	1,228	24%
	Earnings (loss) per share attributable to ordinary shareholders - diluted (5)	(5.94)	6.96		1.02		0.20	1.05		1.25

(1)	Amortization of purchased intangible assets		367					146
	Inventory step up		3					85
	Costs related to regulatory actions taken in facilities		15					39
	Equity compensation expenses		7					3
	Other COGS related adjustments		14					-
	Gross profit adjustments		406					273

(2)	Restructuring expenses		98					20
	Amortization of purchased intangible assets		44					47
	Equity compensation expenses		28					25
	Acquisition, Integration and related expenses		33					62
	In process research and development		26					-
	Contingent consideration		140					-
	Legal settlements and loss contingencies		324					166
	Goodwill impairment charge		6,100					-
	Impairment of long-lived assets		145					572
	Other operating related adjustments		(7)					57
			6,931					949

	Operating income adjustments		7,337					1,222

(3)	Financial expense (income)		3					99
	Tax effect		(252)					(304)
	Impairment of equity investment—net		2					-
	Minority interest		(20)					(43)

	Net income adjustments		7,070					974

(4)	For the three months ended June 30, 2017, no account was taken of the potential dilution of the accrued dividend to preferred shares amounting to $65 million, since it had an anti-dilutive effect on loss per share. Dividends on the mandatory convertible preferred shares of $66 million for the three months ended June 30, 2016, are added back to non-GAAP net income attributable to ordinary shareholders, since such preferred shares had a dilutive effect on non-GAAP earnings per share.

(5)	The non-GAAP weighted average number of shares was 1,017 and 979 million for the three months ended June 30, 2017 and 2016, respectively. The non-GAAP weighted average number of shares for the three months ended June 30, 2017 does not take into account the potential dilution of the mandatory convertible preferred shares (amounting to 59.4 million weighted average shares), which have an anti dilutive effect on non-GAAP earnings per share. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-4 above by the applicable weighted average share number.

		Six Months Ended June 30, 2017					Six Months Ended June 30, 2016
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non-GAAP	% of Net Revenues

	Gross profit (1)	5,640	783		6,423	57%	5,668	498		6,166	63%
	Operating income (loss) (1)(2)	(4,845)	8,063		3,218	28%	1,526	1,583		3,109	32%
	Net income (loss) attributable to ordinary shareholders (1)(2)(3)(4)	(5,455)	7,569		2,114	19%	758	1,510	132	2,400	24%
	Earnings (loss) per share attributable to ordinary shareholders - diluted (5)	(5.37)	7.45		2.08		0.82	1.63		2.45

(1)	Amortization of purchased intangible assets		634					324
	Inventory step up		67					91
	Costs related to regulatory actions taken in facilities		49					77
	Equity compensation expenses		12					6
	Other COGS related adjustments		21					-
	Gross profit adjustments		783					498

(2)	Legal settlements and loss contingencies		344					141
	Contingent consideration		161					51
	Acquisition and related expenses		56					99
	In process research and development		26					10
	Equity compensation expenses		59					46
	Restructuring expenses		228					39
	Goodwill impairment charge		6,100					-
	Impairment of long-lived assets		156					585
	Amortization of purchased intangible assets		97					58
	Other operating related expenses (income)		53					56
			7,280					1,085

	Operating income adjustments		8,063					1,583

(3)	Financial expense		(25)					345
	Tax effect		(438)					(378)
	Impairment of equity investment—net		2					3
	Minority interest		(33)					(43)

	Net income adjustments		7,569					1,510

(4)	For the six months ended June 30, 2017, no account was taken of the potential dilution of the accrued dividend to preferred shares amounting to $130 million, since it had an anti-dilutive effect on loss per share. Dividends on the mandatory convertible preferred shares of $132 million for the six months ended June 30, 2016 are added back to non-GAAP net income attributable to ordinary shareholders, since such preferred shares had a dilutive effect on non-GAAP earnings per share.

(5)	The non-GAAP weighted average number of shares was 1,017 and 981 million for the six months ended June 30, 2017 and 2016, respectively. The non-GAAP weighted average number of shares for the six months ended June 30, 2017 does not take into account the potential dilution of the mandatory convertible preferred shares (amounting to 59.4 million weighted average shares), which have an anti dilutive effect on non-GAAP earnings per share. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-4 above by the applicable weighted average share number.

Segment Information

	Generics
	Three months ended June 30,				Percentage Change
	2017		2016		2017 - 2016
	U.S.$ in millions / % of Segment Revenues

Revenues	$3,078	100.0%	$2,557	100.0%	20%
Gross Profit	1,316	42.8%	1,148	44.9%	15%
R&D Expenses	200	6.5%	134	5.3%	49%
S&M Expenses	425	13.9%	410	16.0%	4%
Segment Profit*	$691	22.4%	$604	23.6%	14%

	Specialty
	Three months ended June 30,				Percentage Change
	2017		2016		2017 - 2016
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,065	100.0%	$2,271	100.0%	(9%)
Gross Profit	1,851	89.6%	1,978	87.1%	(6%)
R&D Expenses	250	12.1%	235	10.4%	6%
S&M Expenses	439	21.2%	478	21.0%	(8%)
Segment Profit*	$1,162	56.3%	$1,265	55.7%	(8%)

* Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items. Beginning in the fourth quarter of 2016, our OTC business is included in our generics medicines segment. The data presented have been conformed to reflect these changes for all relevant periods.

Segment Information

	Generics
	Six months ended June 30,				Percentage Change
	2017		2016		2017 - 2016
	U.S.$ in millions / % of Segment Revenues

Revenues	$6,136	100.0%	$5,015	100.0%	22%
Gross Profit	2,686	43.8%	2,271	45.3%	18%
R&D Expenses	391	6.4%	263	5.2%	49%
S&M Expenses	825	13.4%	755	15.1%	9%
Segment Profit*	$1,470	24.0%	$1,253	25.0%	17%

	Specialty
	Six months ended June 30,				Percentage Change
	2017		2016		2017 - 2016
	U.S.$ in millions / % of Segment Revenues

Revenues	$4,085	100.0%	$4,423	100.0%	(8%)
Gross Profit	3,605	88.2%	3,849	87.0%	(6%)
R&D Expenses	505	12.3%	474	10.7%	7%
S&M Expenses	900	22.0%	935	21.1%	(4%)
Segment Profit*	$2,200	53.9%	$2,440	55.2%	(10%)

* Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items. Beginning in the fourth quarter of 2016, our OTC business is included in our generics medicines segment. The data presented have been conformed to reflect these changes for all relevant periods.

Additional information

	Multiple Sclerosis
	Three months ended June 30,				Percentage Change
	2017		2016		2017 - 2016
	U.S. $ in millions / % of Segment Revenues

Revenues	$1,023	100.0%	$1,141	100.0%	(10%)
Gross profit	937	91.6%	1,029	90.2%	(9%)
R&D expenses	20	2.0%	20	1.8%	0%
S&M expenses	92	9.0%	81	7.1%	14%
Segment profitability	$825	80.6%	$928	81.3%	(11%)

	Other Specialty
	Three months ended June 30,				Percentage Change
	2017		2016		2017 - 2016
	U.S. $ in millions / % of Segment Revenues

Revenues	$1,042	100.0%	$1,130	100.0%	(8%)
Gross profit	914	87.7%	949	84.0%	(4%)
R&D expenses	230	22.1%	215	19.0%	7%
S&M expenses	347	33.3%	397	35.2%	(13%)
Segment profitability	$337	32.3%	$337	29.8%	§

§ Less than 0.5%.

Additional information

	Multiple Sclerosis
	Six months ended June 30,				Percentage Change
	2017		2016		2017 - 2016
	U.S. $ in millions / % of MS Revenues

Revenues	$1,993	100.0%	$2,147	100.0%	(7%)
Gross profit	1,825	91.6%	1,948	90.7%	(6%)
R&D expenses	42	2.1%	45	2.1%	(7%)
S&M expenses	216	10.9%	170	7.9%	27%
MS profit	$1,567	78.6%	$1,733	80.7%	(10%)

	Other Specialty
	Six months ended June 30,				Percentage Change
	2017		2016		2017 - 2016
	U.S. $ in millions / % of Other Specialty Revenues

Revenues	$2,092	100.0%	$2,276	100.0%	(8%)
Gross profit	1,780	85.1%	1,901	83.5%	(6%)
R&D expenses	463	22.1%	429	18.8%	8%
S&M expenses	684	32.7%	765	33.6%	(11%)
Other Specialty profit	$633	30.3%	$707	31.1%	(10%)

Reconciliation of our segment profit
to consolidated income before income taxes
	Three months ended
	June 30,
	2017	2016

	U.S. $ in millions

Generic medicines profit	$691	$604
Specialty medicines profit	1,162	1,265
Total segment profit	1,853	1,869
Profit of other activities	18	13
	1,871	1,882
Amounts not allocated to segments:
Amortization	411	193
General and administrative expenses	272	311
Goodwill impairment charge	6,100	-
Impairments, restructuring and others	419	712
Inventory step-up	3	85
Purchase of research and development in process	26	-
Costs related to regulatory actions taken in facilities	15	39
Legal settlements and loss contingencies	324	166
Other unallocated amounts	41	15

Consolidated operating income (loss)	(5,740)	361
Financial expenses - net	238	105
Consolidated income (loss) before income taxes	$(5,978)	$256

Reconciliation of our segment profit
to Teva's consolidated income before income taxes
	Six months ended
	June 30,
	2017	2016

	U.S. $ in millions

Generic medicines profit	$1,470	$1,253
Specialty medicines profit	2,200	2,440
Total segment profit	3,670	3,693
Profit of other activities	44	9
	3,714	3,702
Amounts not allocated to segments:
Amortization	731	382
General and administrative expenses	508	615
Goodwill impairment charge	6,100	-
Impairments, restructuring and others	659	831
Inventory step-up	67	91
Purchase of research and development in process	26	10
Costs related to regulatory actions taken in facilities.	49	77
Legal settlements and loss contingencies	344	141
Other unallocated amounts	75	29

Consolidated operating income (loss)	(4,845)	1,526
Financial expenses - net	445	403
Consolidated income (loss) before income taxes	$(5,290)	$1,123

Revenues by Activity and Geographical Area
(Unaudited)

	Three Months Ended June 30,		Percentage Change	Percentage Change
	2017	2016	2017 - 2016	2017 - 2016
	U.S. $ in millions			in local currencies
Generic Medicines
United States	$1,290	$892	45%	45%
Europe	957	771	24%	28%
Rest of the World	831	894	(7%)	13%
Total Generic Medicines	3,078	2,557	20%	28%
Specialty Medicines
United States	1,536	1,772	(13%)	(13%)
Europe	419	414	1%	5%
Rest of the World	110	85	29%	33%
Total Specialty Medicines	2,065	2,271	(9%)	(8%)
Other Revenues
United States	304	3	n/a	n/a
Europe	79	54	46%	50%
Rest of the World	160	153	5%	0%
Total Other Revenues	543	210	159%	156%
Total Revenues	$5,686	$5,038	13%	17%

Revenues by Activity and Geographical Area
(Unaudited)
	Six Months Ended June 30,		Percentage Change	Percentage Change
	2017	2016	2017 - 2016	2017 - 2016
	U.S. $ in millions			in local currencies
Generic Medicines
United States	$2,671	$1,868	43%	43%
Europe	1,945	1,561	25%	29%
Rest of the World	1,520	1,586	(4%)	19%
Total Generic Medicines	6,136	5,015	22%	31%
Specialty Medicines
United States	3,028	3,449	(12%)	(12%)
Europe	857	808	6%	11%
Rest of the World	200	166	20%	21%
Total Specialty	4,085	4,423	(8%)	-7%
Other Revenues
United States	624	7	n/a	n/a
Europe	157	105	50%	54%
Rest of the World	314	298	5%	1%
Total Other Revenues	1,095	410	167%	165%
Total Revenues	$11,316	$9,848	15%	20%

Revenues by Product line
(Unaudited)

	Three Months Ended June 30,		Percentage Change
	2017	2016	2017 - 2016
	U.S. $ in millions

Generic Medicines	$3,078	$2,557	20%
OTC	283	266	6%
API	204	207	(1%)
Specialty Medicines	2,065	2,271	(9%)
CNS	1,158	1,415	(18%)
Copaxone®	1,023	1,141	(10%)
Azilect®	34	108	(69%)
Nuvigil®	14	51	(73%)
Respiratory	322	313	3%
ProAir®	123	135	(9%)
QVAR®	107	116	(8%)
Oncology	280	334	(16%)
Treanda® and Bendeka®	163	207	(21%)
Women's Health	115	117	(2%)
Other Specialty*	190	92	107%
All Others	543	210	159%
Total	$5,686	$5,038	13%

* Includes a $75 million payment related to the Ninlaro® transaction in the second quarter of 2017.

Revenues by Product line
(Unaudited)
	Six Months Ended June 30,		Percentage Change
	2017	2016	2017 - 2016
	U.S. $ in millions

Generic Medicines	$6,136	$5,015	22%
OTC	547	558	(2%)
API	401	404	(1%)
Specialty Medicines	4,085	4,423	(8%)
CNS	2,296	2,738	(16%)
Copaxone®	1,993	2,147	(7%)
Azilect®	94	221	(57%)
Nuvigil®	31	154	(80%)
Respiratory	626	679	(8%)
ProAir®	244	308	(21%)
QVAR®	205	250	(18%)
Oncology	550	602	(9%)
Treanda® and Bendeka®	320	362	(12%)
Women's Health	239	227	5%
Other Specialty*	374	177	111%
All Others	1,095	410	167%
Total	$11,316	$9,848	15%

* Includes a $150 million payment related to the Ninlaro® transaction in the first six months of 2017.

CONTACT:
Teva Pharmaceutical Industries Ltd.
IR:
United States
Kevin C. Mannix, 215-591-8912
or
Ran Meir, 215-591-3033
or
Israel
Tomer Amitai, 972 (3) 926-7656
or
PR:
Israel
Iris Beck Codner, 972 (3) 926-7246
or
United States
Denise Bradley, 215-591-8974